Exhibit 12.2

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings (in thousands)	$(81,033)	$(11,252)	$(29,872)	$(13,479)	$(14,422)

Fixed Charges (in thousands)	$2,416	$1,068	$—	$—	$3,344

Ratio of Earnings to Fixed Charges	(33.53)	(10.54)	—	—	(4.31)

Coverage deficiency to attain a ratio of 1:1 (in thousands)	$83,449	$12,320	$29,872	$13,479	$17,766